

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 15, 2009

<u>**Via Facsimile and U.S. Mail**</u>

Clark Wilson
Corporate Secretary
Green Builders, Inc.
8121 Bee Caves Road
Austin, TX 78746

> **Re: Green Builders, Inc.**
> **Schedule 13E-3 filed November 18, 2009**
> **File No. 005-80965**
> **Schedule 14C filed November 18, 2009**
> **File No. 001-33408**

Dear Mr. Wilson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

<u>General</u>

1. We note the disclosure under Items 2, 3, 8, and 12 of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the information statement and is incorporated by reference in the Schedule 13E-3.

Clark Wilson
Green Builders, Inc.
December 15, 2009
Page 2

2. General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a corporation, the information called for by selected items must be given with respect to persons having designated relationships with the corporation. Please make all disclosures required by the items referenced in General Instruction C with respect to each executive officer and director of the issuer. This would include, without limitation, the information required by Item 1003(a) and (c) and by Item 1008 of Regulation M-A.

<u>Schedule 14C</u>

3. We note that shareholder approval has already been obtained. Please disclose the percentage obtained and provide support for this percentage and identify each of the shareholders who granted approvals. Please also provide us with your analysis as to how you complied with the federal proxy rules in obtaining these approvals.

4. Please revise so that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in a "Special Factors" section in the forepart of the disclosure document. Refer to Rule 13e-3(e)(1)(ii). In this regard, please move the sections entitled "The Reverse/Forward Split," "Structure of the Reverse/Forward Stock Split, and "Forward-Looking Statements" so that they appear after the "Special Factors" section.

5. Please revise to include the information required by Items 1002(f) and 1008(b) of Regulation M-A with respect to each filing person.

6. Please disclose in the information statement that the Reverse/Forward Stock Split is a Rule 13e-3 transaction and identify the filing persons on the Schedule 13E-3.

<u>Summary of Terms of Reverse/Forward Stock Split, page 2</u>

7. We note that you have included only the Board's fairness determination. Please revise to include each filing person's fairness determination in the summary.

8. We note that you intend to continue to provide information through the Pink Sheets News Service. Please revise to also state whether you will be providing audited financial statements after the Reverse/Forward Stock Split.

9. Please revise your summary term sheet to include a brief summary of all the significant terms of the going private transaction. For example, your summary term sheet should include a brief discussion of the following:

- Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions;

- The decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to the fairness of the transaction to the unaffiliated stockholders; and
- The accounting treatment of the transaction.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Questions and Answers About the Reverse Stock Split, page 4

What are some of the advantages of the Reverse/Forward Stock Split, page 4

10. We note that you will save an estimated $402,473 but on page 10, you estimate a savings of $300,000. Please revise to reconcile the discrepancy.

What are some of the disadvantages of the Reverse/Forward Stock Split, page 4

11. Please describe both the benefits and detriments to the subject company, affiliates and unaffiliated security holders. Refer to Item 1013(d) and Instruction 2 to Item 1013 of Regulation M-A. Please expand your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:

- The rights and protections that the federal securities laws provide to security holders;
- The substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and
- The reporting obligations for officers, directors, and principal stockholders of public companies.

What are some of the factors that the Board considered…, page 4

12. Please revise to explain how the second and third bullet support the approval of the Reverse/Forward Stock Split.

What are the interests of directors and executive officers of the Company…, page 5

13. Please revise to state that each director and executive officer will continue to own common stock and will continue to serve as a director or officer after the Reverse/Forward Stock Split.

What if the total cost of the Reverse/Forward Stock Split…, page 5

14. In the table of recent bid quotations on page 6, please revise to include stock price information for each month since September 30, 2009.

Structure of the Reverse/Forward Stock Split, page 7

15. In a number of places, you state that shareholders may continue their investment by buying additional shares. Please revise throughout your document, including under your procedural fairness discussion on page 20, to address the difficulty in buying or selling shares given the illiquidity of your common stock.

Special Factors, page 9

Reasons for and Purposes of the Reverse/Forward Stock Split, page 9

16. Please revise to describe the reasons for undertaking the Reverse/Forward Stock Split at this time. Refer to Item 1013(c) of Regulation M-A. For example, please address whether this structure enables filing persons to engage in the going private transaction without recognizing potentially any gain for federal income tax purposes, while potentially requiring unaffiliated security holders to incur a gain or loss for tax purposes.

Background of the Reverse/Forward Stock Split, page 12

17. Please revise so that it is clear how the reverse split ratio was determined and the reasons for the forward split. In addition, we note that the board considered average closing prices in determining the $0.26 price; please revise to further describe how this price was calculated and include any discussions regarding the price.

Effects of the Reverse/Forward Stock Split, page 13

18. Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated shareholders. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Financial Effect of the Reverse/Forward Stock Split, page 14

19. Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

Clark Wilson
Green Builders, Inc.
December 15, 2009
Page 5

United States Federal Income Tax Consequences…, page 15

Shareholders Who Receive Shares of Post-Split Common Stock, page 16

20. Please revise to state that the officers and directors will continue to own common stock.

Fairness of the Reverse/Forward Stock Split to Shareholders, page 19

21. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value and historical market prices during the past two years. See Q&A No. 20 in Exchange Act Release No. 17719.

22. Please revise to further describe why the board believed that the price of $0.26 did not already include a discount for the lack of liquidity or for the minority status of the common shares owned by unaffiliated shareholders, given that the $0.26 price was based on the average closing prices when the trading prices should have already reflected a lack of liquidity and a minority interest by unaffiliated shareholders.

Costs of the Reverse/Forward Stock Split, page 24

23. Please revise to include the estimated cost of paying for shares of holders of fewer than 500 shares.

Security Ownership of Certain Beneficial Owners and Management, page 28

24. Please update this information as of a more recent date and include ownership information after the Reverse/Forward Stock Split.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Clark Wilson
Green Builders, Inc.
December 15, 2009
Page 6

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Ted Gilman, Esq.
       Andrews Kurth LLP